Exhibit 99.5

DiDi Announces Board Change

BEIJING, April 16, 2022 – DiDi Global Inc. (the “Company”) (NYSE: DIDI), the world’s leading mobility technology platform, today announced that Ms. Fengxia Liang has been appointed as a director to the board of directors of the Company and Mr. Martin Chi Ping Lau has resigned from the board.

Ms. Fengxia Liang currently serves as Associate General Counsel of Tencent Holdings Limited, an internet company listed on the Hong Kong Stock Exchange (stock code: 00700). Ms. Liang joined Tencent in March 2008. Prior to joining Tencent, she worked at Deloitte as Senior Legal Counsel, and prior to that she practiced law at an Asian law firm specializing in M&A and commercial transactions. Ms. Liang received her LLM degree from University of London and LLB degree from Fudan University.

The Company would like to take this opportunity to express its gratitude to Mr. Martin Chi Ping Lau for his invaluable contributions to the Company during his tenure.

About DiDi Global Inc.

DiDi Global Inc. (NYSE: DIDI) is the world’s leading mobility technology platform. It offers a wide range of app-based services across Asia Pacific, Latin America and other global markets, including ride hailing, taxi hailing, chauffeur, hitch and other forms of shared mobility as well as auto solutions, food delivery, intra-city freight and financial services.

Contacts

For investor inquiries, please contact:

DiDi Global Inc.

Tianyi Wang
Email: ir@didiglobal.com

For media inquiries, please contact:

DiDi Global Inc.

Global Communications Team
Email: globalpr@didiglobal.com